Manuel Garciadiaz manuel.garciadiaz@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

July 14, 2025

Re:	Aura Minerals Inc.
Amendment No. 4 to Registration Statement on Form F-1
Filed July 7, 2025
CIK No. 0001468642

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jennifer O’Brien

Shannon Buskirk

John Coleman

Cheryl Brown

Karina Dorin

Ladies and Gentlemen:

On behalf of our client, Aura Minerals Inc. (the “Company”), we are sending this letter further to our letter dated July 11, 2025 (“July 11 Supplemental Letter”), relating to the Company’s responses to the comments provided by the staff of the Division of Corporation Finance and Office of Energy & Transportation of the U.S. Securities and Exchange Commission relating to the Company’s registration statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated July 10, 2025.

In the July 11 Supplemental Letter, we included as Exhibit A marked pages to the above referenced Registration Statement reflecting changes to the sections captioned “Capitalization” and “Dilution”. Those changes used the assumed public offering price based upon the trading price of the Company’s common shares on the Toronto Stock Exchange (“TSX”) on July 4, 2025, consistent with the cover page of Amendment No. 4 of the Registration Statement. The Company has updated the Registration Statement to reflect the last reported sales price of its common shares on the TSX on the latest practicable date, being July 11, 2025. This resulted in corresponding changes in the “Capitalization” and “Dilution” sections. As such, we are submitting a revised Exhibit A with marked pages to the above referenced Registration Statement on a supplemental basis in order to facilitate the review by the Staff. The enclosed pages are marked to indicate changes from the Registration Statement filed on July 7, 2025.

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

cc:	Rodrigo Barbosa, President and Chief Executive Officer, Aura Minerals Inc.

Joao Kleber Cardoso, Chief Financial Officer, Aura Minerals, Inc.

Thiago Nunes, KPMG Auditores Independentes Ltda.

Eduardo Rocha, Grant Thornton Auditores Independentes Ltda.

Exhibit A

F-1 Change Pages

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